                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                           FiberNet Telecom Group, Inc

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                                (Name of Issuer)

                    Common Shares, par value $0.001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   315653 10 5

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                                 (CUSIP Number)

                             Laurence Goldman, Esq.
                             Sharon A. Renchof, Esq.
                                1 Bank One Plaza
                             Chicago, Illinois 60670
                                 (312) 732-3565
                                 (312) 732-8362

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 30, 2002

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box, [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  315653 10 5                                        Page 2 of 19 Pages

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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ..................

         BANK ONE CORPORATION  31-0738296

         -----------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [_]

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3)       SEC USE ONLY .......................................................

--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS* ...................................................
         OO

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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_] .............................................
         Not Applicable

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6)       CITIZENSHIP OF PLACE OF ORGANIZATION ...............................
         Delaware

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                             (7)  SOLE VOTING POWER .........................
    Number of Shares              56,423,605 Shares - The Reporting Person
                                  disclaims beneficial ownership of these shares
                                  which are held by its subsidiaries.
Beneficially Owned by             (See Item 5)

Each Reporting Person        ---------------------------------------------------

         With                (8)  SHARED VOTING POWER .......................
                                  505,714,285 Shares--The Reporting Person disclaims beneficial ownership of these shares which are reportable through its subsidiary.
                                  (See Item 5)

                             ---------------------------------------------------

                             (9)  SOLE DISPOSITIVE POWER ....................
                                  56,423,605 Shares - The Reporting Person disclaims beneficial ownership of these shares which are held by its subsidiaries.
                                  (See Item 5)

                             ---------------------------------------------------

                             (10) SHARED DISPOSITIVE POWER ..................
                                  590,000,000 Shares--The Reporting Person disclaims beneficial ownership of these shares which are reportable through its subsidiary. (See Item 5)

--------------------------------------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,423,605 Shares - The Reporting Person disclaims beneficial ownership of these shares which are reportable through its subsidiaries. (See Item 5)

--------------------------------------------------------------------------------

12) CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .................
         6.0% (See Item 5)

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14)      TYPE OF REPORTING PERSON* ..........................................
         CO, HC

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

                                  SCHEDULE 13D

CUSIP No.  315653 10 5                                        Page 3 of 19 Pages

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7)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ...................

         Bank One, National Association

--------------------------------------------------------------------------------

8)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (c)   [_]

--------------------------------------------------------------------------------

9)       SEC USE ONLY ........................................................

--------------------------------------------------------------------------------

10)      SOURCE OF FUNDS* ....................................................
         BK

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11)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_] ..............................................

         Not Applicable

--------------------------------------------------------------------------------

12)      CITIZENSHIP OF PLACE OF ORGANIZATION ................................

         United States

         -----------------------------------------------------------------------

                             (7)  SOLE VOTING POWER ..........................
    Number of Shares              56,423,605 Shares  (See Item 5)

Beneficially Owned by

Each Reporting Person        ---------------------------------------------------

         With                (8)  SHARED VOTING POWER ........................
                                  505,714,285 Shares  (See Item 5)

                             ---------------------------------------------------

                             (11) SOLE DISPOSITIVE POWER .....................
                                  56,423,605  Shares (See Item 5)

                             ---------------------------------------------------

                             (12) SHARED DISPOSITIVE POWER ...................
                                  590,000,000 Shares (See Item 5)

--------------------------------------------------------------------------------

12) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,423,605 Shares (See Item 5)

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [_]

--------------------------------------------------------------------------------

15)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ..................
         6.0% (See Item 5)
--------------------------------------------------------------------------------

16)      TYPE OF REPORTING PERSON* ...........................................
         BK

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Statement relates to the common shares, par value $.001 per common share (the "Common Stock"), of FiberNet Telecom Group, Inc., a Delaware corporation (NASDAQ SC:FTGX) ("FiberNet"). FiberNet has its principal executive offices at 570 Lexington Avenue, 3rd Floor, New York, New York 10022.

Item 2.  Identity and Background.

         (a) This Statement is being filed by BANK ONE CORPORATION, a Delaware corporation ("Bank One"), and its wholly-owned subsidiary, Bank One, National Association, a national banking association (the "Bank"). Bank One and the Bank are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

     As described herein, the Bank may be deemed to be part of a group of investors in FiberNet which have purchased shares of Common Stock and warrants to purchase Common Stock from FiberNet pursuant to two purchase agreements (as described below). The other investors besides the Bank, are Deutsche Bank AG New York Branch ("Deutsche Bank"), Wachovia Investors, Inc. ("Wachovia"), IBM Credit Corporation ("IBM"), Nortel Networks Inc. ("Nortel") and Toronto Dominion (Texas), Inc. ("TD") (collectively, the "Investors").

     The Reporting Persons are providing information solely with respect to themselves in this Schedule 13D and are not providing information with respect to any other Investor. Bank One is not a direct Investor, but is filing this
Schedule 13D as a Reporting Person solely due to its ownership of the Bank.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Certain information required by Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

         (b) The address of the principal business and principal office of each of the Reporting Persons is 1 Bank One Plaza, Chicago, Illinois 60670.

         (c) Bank One is a multibank holding company registered under the Bank Holding Company Act of 1956, and is headquartered in Chicago, Illinois. Bank One became a financial holding company under the Gramm-Leach-Bliley Act of 1999 in August 2001. Bank One was incorporated under the laws of the State of Delaware in 1998 to effect the merger of Banc One Corporation and First Chicago NBD Corporation. The merger became effective on October 2, 1998.

         Bank One provides domestic retail banking, finance and credit card services; worldwide commercial banking services; and trust and investment management services. Bank One operates banking offices in Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin and in certain international markets. Bank One also engages in other businesses related to banking and finance, including credit card and merchant processing, consumer and education finance, real estate-secured lending and servicing, insurance, venture capital, investment and merchant banking, trust, brokerage, investment management, leasing, community development and data processing. These activities are conducted through bank subsidiaries, such as the Bank, and nonbank subsidiaries. Prior to 2001, the banks were operated under separate national or state charters in the 14 states in which the banking offices are located, Since the beginning of 2001, the Arizona, Colorado, Florida, Indiana, Louisiana, Michigan, Utah, Texas and Wisconsin banks have been consolidated into the Bank. Further consolidations are contemplated for 2002.

         The Bank is a national banking association organized in 1863 under the laws of the United States. The Bank previously was know as The First National Bank of Chicago. The Bank provides a broad range of banking, fiduciary, financial and other services domestically and overseas to corporations, governmental entities and individuals. The principal focus of the Bank's corporate and institutional banking activities is the delivery of corporate financial services, including extension of credit, to commercial, financial and governmental customers. The Bank also offers capital raising products, as well as cash management, operating, clearing and other noncredit products and services. The Bank also provides traditional banking products and services to commercial and individual customers.

         (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Bank One is a Delaware corporation and the Bank is a national banking association organized under the laws of the United States. To the knowledge of each Reporting Person, each of the executive officers and directors of each such Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

         No personal funds were expended by the Reporting Persons on the matters which have caused the filing of this Statement. As more fully described in Item 4, the Reporting Persons directly or indirectly received shares of Common Stock and warrants in the Fibernet in exchange for the conversion of a portion of the indebtedness owed to the Bank by FiberNet.

         Pursuant to a Purchase Agreement dated October 30, 2002 (the "Purchase Agreement"), between FiberNet and the Investors, each Investor purchased from FiberNet, and FiberNet sold to each Investor, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Investor's name under the heading "Shares Purchased" and immediately exerciseable warrants to acquire that number of shares of Common Stock set forth below next to such Investor's name under the heading "Warrants", in exchange for the conversion of that amount of principal indebtedness under the Credit Agreement (defined below) set forth below opposite such Investor's name under the heading "Purchase Price".

Investor                 Shares Purchased      Warrants      Purchase Price

Deutsche Bank
AG New York
Branch                     120,476,190         30,119,048    $18,071,428.57

Wachovia Investors, Inc    110,000,000         27,500,000    $16,500,000.00

Bank One, N. A.             41,904,762         10,476,190    $6,285,714.29

IBM Credit Corporation      41,904,762         10,476,190    $6,285,714.29

Nortel Networks Inc.        62,857,143         15,714,286    $9,428,571.43

Toronto Dominion
(Texas), Inc.              62,857,143        15,714,286        $9,428,571.43

         In addition, pursuant to a second Purchase Agreement dated November 11, 2002 (the " November Purchase Agreement"), between FiberNet and the Investors, each Investor purchased from FiberNet, and FiberNet sold to each Investor, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Investor's name under the heading "Shares Purchased" and immediately exerciseable warrants to acquire that number of shares of Common Stock set forth below next to such Investor's name under the heading "Warrants", in exchange for the conversion of that amount of accrued interest on indebtedness under the Credit Agreement (defined below) set forth below opposite such Investor's name under the heading "Purchase Price".

Investor               Shares Purchased       Warrants         Purchase Price

Deutsche Bank
AG New York
Branch                     5,476,190          5,476,190         $547,619.05

Wachovia Investors, Inc    5,000,000          5,000,000         $500,000.00

Bank One, N. A.            1,904,762          1,904,762         $190,476.19

IBM Credit Corporation     1,904,762          1,904,762         $190,476.19

Nortel Networks Inc.       2,857,143          2,857,143         $285,714.29

Toronto Dominion           2,857,143          2,857,143         $285,714.29
(Texas), Inc.

         The indebtedness converted pursuant to the Purchase Agreement and the November Purchase Agreement was indebtedness and accrued interest thereon under FiberNet's Amended and Restated Credit Agreement, dated as of February 9, 2001 (as amended, supplemented, amended and restated or otherwise modified from time to time prior to the date hereof, the "Credit Agreement"), among FiberNet Operations, Inc., Devnet, L.L.C., the financial institutions from time to time parties thereto as lenders, Deutsche Bank AG New York Branch, as administrative agent, Toronto Dominion (USA) Securities Inc., as syndication agent, and Wachovia Investors, Inc. as documentation agent.

         The warrants purchased under both purchase agreements have an exercise period of five years and an exercise price of $0.12 per share of Common Stock.

         In addition to the foregoing acquisition, in consideration of prior amendments to and waivers of the terms of the Credit Agreement, (a) Deutsche Bank acquired immediately exerciseable warrants to purchase an aggregate of 709,227 shares of Common Stock; (b) TD acquired warrants to purchase an aggregate of 934,229 shares of Common Stock; (c) Wachovia acquired immediately exerciseable warrants to purchase an aggregate of 566,666 shares of Common Stock; (d) First Chicago Investment Corporation, an affiliate of Bank One ("FCIC"), acquired immediately exerciseable warrants to purchase an aggregate of 233,129 shares of Common Stock; and (e) IBM acquired immediately exerciseable warrants to purchase an aggregate of 75,000 shares of Common Stock. The warrants acquired by FCIC are immediately exerciseable, have a termination date of April 11, 2005, and have an initial exercise price of $8.00 per share of Common Stock.

Item 4.    Purpose of Transaction.

         The Investors, including the Bank, executed the Purchase Agreement, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of an aggregate principal amount of $66,000,000 of principal indebtedness owed by FiberNet to the Investors under the Credit Agreement. The Investors, including the Bank, executed the November Purchase Agreement, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of accrued interest in the amount of $2,000,000 owed by FiberNet to the Investors under the Credit Agreement.

         In connection with the execution of the Purchase Agreement and the November Purchase Agreement, each Investor, including the Bank, entered into an Investor's Rights Agreement and a First Amended and Restated Investor's Rights Agreement, respectively, pursuant to which FiberNet granted to each Investor certain registration and preemptive rights, and each Investor consented to certain transfer restrictions on the shares of Common Stock and warrants issued pursuant to the Purchase Agreement and the November Purchase Agreement and shares of Common Stock issuable upon exercise of such warrants.

         Additionally, in connection with the execution of the Purchase Agreement and the November Purchase Agreement, FiberNet, Wachovia, the Bank, IBM and TD entered into a Stockholders Agreement and a First Amended and Restated

Stockholders Agreement, respectively, pursuant to which the parties thereto agreed to take certain actions to (a) cause two individuals approved by certain Investors to be elected to FiberNet's board of directors and (b) change the number of directors constituting the entire board upon the request of certain Investors. The complete text of the Stockholders Agreement, the First
Amended and Restated Stockholders Agreement, the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement is included in the exhibits hereto and incorporated herein by reference.

         Except as set forth above or as set forth in Item 6 in this Statement, the Reporting Persons have no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

         (a) Pursuant to the terms of the Purchase Agreement, the Bank acquired an aggregate of 41,904,762 shares of Common Stock, and warrants to purchase an aggregate of 10,476,190 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, the Bank acquired an aggregate of 1,904,762 shares of Common Stock, and warrants to purchase an aggregate of 1,904,762 shares of Common Stock. Such securities represent all of the equity securities of FiberNet held directly by the Bank. First Chicago Investment Corporation ("FCIC"), an affiliate of Bank One, owns warrants of the Company to purchase an aggregate of 233,129 shares of Common Stock. Bank One may be deemed to own the shares of Common Stock and warrants held by the Bank and FCIC solely through its ownership of the Bank and FCIC. Pursuant to information provided by FiberNet in the November Purchase Agreement, such securities represent approximately 6.0% of the number of issued and outstanding shares of FiberNet calculated pursuant to Exchange Act Rule 13d-3, on the basis of the following assumptions: (a) immediately prior to the consummation of the transactions contemplated in the November Purchase Agreement, FiberNet had 911,653,482 shares of Common Stock issued and outstanding; (b) FiberNet issued 20,000,000 shares of Common Stock in connection with the November Purchase Agreement transactions; and (c) the exercise of all 12,614,081 warrants held by the Bank and FCIC into 12,614,081 shares of Common Stock.

              Pursuant to the terms of the Purchase Agreement, Wachovia acquired an aggregate of 110,000,000 shares of Common Stock, and warrants to purchase an aggregate of 27,500,000 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, Wachovia acquired an aggregate of 5,000,000 shares of Common Stock, and warrants to purchase an aggregate of 5,000,000 shares of Common Stock. First Union Investors, Inc., an affiliate of Wachovia, owns warrants of the Company to purchase an aggregate of 566,000 shares of Common Stock.

         Pursuant to the terms of the Purchase Agreement, Deutsche Bank acquired an aggregate of 120,476,190 shares of Common Stock, and warrants to purchase an aggregate of 30,119,048 shares of Common Stock. Pursuant to the November Purchase Agreement, Deutsche Bank acquired an aggregate of 5,476,190 shares of Common Stock, and warrants to purchase an aggregate of 5,476,190 shares of Common Stock. Deutsche Banks owns warrants to purchase an aggregate of 709,227 shares of Common Stock.

              Pursuant to the terms of the Purchase Agreement, IBM acquired an aggregate of 41,904,762 shares of Common Stock, and warrants to purchase an aggregate of 10,476,190 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, IBM acquired an aggregate of 1,904,762 shares of Common Stock, and warrants to purchase an aggregate of 1,904,762 shares of Common Stock.

              Pursuant to the terms of the Purchase Agreement, TD acquired an aggregate of 62,857,143 shares of Common Stock, and warrants to purchase an aggregate of 15,714,286 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, TD acquired an aggregate of 2,857,143 shares of Common Stock, and warrants to purchase an aggregate of 2,857,143 shares of Common Stock

              Pursuant to the terms of the Purchase Agreement, Nortel owns an aggregate of 62,857,143 shares of Common Stock, and warrants to purchase an aggregate of 15,714,286 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, Nortel owns an aggregate of 2,857,143 shares of Common Stock, and warrants to purchase an aggregate of 2,857,143 shares of Common

              (b)  Pursuant to the Stockholders Agreement and the First
Amended and Restated Stockholders Agreement, Deutsche Bank, Wachovia, Bank One, IBM and TD share voting power with respect to the shares of Common Stock received by each such entity pursuant to the Purchase Agreement and November Purchase Agreement and upon exercise of the warrants received by each such entity pursuant to those purchase agreements. Nortel has sole voting power of the shares of Common Stock it received pursuant to the Purchase Agreement and November Purchase Agreement and upon exercise of the warrants it received pursuant to such purchase agreements. Pursuant to the terms of the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement, each Investor has agreed to certain transfer restrictions on the shares of Common Stock received it pursuant to the two purchase agreements and upon exercise of the warrants received by it pursuant to such purchase agreements. The complete text of the Stockholders Agreement, the First Amended and Restated Stockholders Agreement, the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement is included in the exhibits hereto and is incorporated herein by reference.

         See also Items 7-10 on pages two and three with respect to each Reporting Person.

         Each Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Statement other than those shares of common stock in which such Reporting Person has a pecuniary interest as set forth in this Item 5. No Reporting Person has a pecuniary interest in shares of Common Stock or warrants held by any other Investor.

         (c)  See Item 3 above.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as otherwise disclosed, there are no contracts, arrangements, understandings or relationships with respect to securities of FiberNet. For the complete text of each contract, arrangement, understanding and relationship with respect to securities of FiberNet see the Purchase Agreement, the November Purchase Agreement, the Stockholders Agreement, the First Amended and Restated Stockholders Agreement, the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement attached hereto as exhibits. The text of each such agreement is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

           Exhibit A:    Stockholders Agreement

           Exhibit B:    First Amended and Restated Stockholders Agreement

              Exhibit C:  Investor's Rights Agreement

              Exhibit D:  First Amended and Restated Investor's Rights Agreement

              Exhibit E: Common Stock and Warrant Purchase Agreement made as of October 30, 2002

              Exhibit F: Common Stock and Warrant Purchase Agreement made as of November 11, 2002

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2002                         BANK ONE, N. A.

                                                 By: /s/ Jacqueline P. Yardley
                                                    --------------------------
                                                      Senior Vice President


                                                 BANK ONE CORPORATION

                                                 By: /s/ Sharon A Renchof
                                                    --------------------------
                                                      Assistant Secretary

SCHEDULE A

                   Executive Officers of Bank One Corporation
                   ------------------------------------------

Name                             Title with Bank One Corp.               Principal Occupation
----                             -------------------------               --------------------
James Dimon                      Chairman of the Board                   Chairman of the Board and
                                 and Chief Executive Officer             Chief Executive Officer of
                                                                         Bank One Corporation

Austin A. Adams                  Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Linda Bammann                    Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

James S. Boshart III             Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

David E. Donovan                 Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Christine A. Edwards             Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Philip G. Heasley                Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Larry L. Helm                    Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

David J. Kundert                 Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Jay Mandelbaum                   Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Sarah L. McClelland              Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Heidi G. Miller                  Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Tyree B. Miller                  Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Charles W. Scharf                Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

R. Michael Welborn               Executive Vice President                Executive Vice President of
                                                                         Bank One Corporation

Such employment is conducted for Bank One Corporation at 1 Bank One Plaza, Chicago, Illinois 60670.

                        Directors of Bank One Corporation
                        ---------------------------------

                                                                                Name, Business and
Names                               Principal Occupation                        Address where Employed
-----                               --------------------                        ----------------------
James Dimon                         Chairman of the Board                       Bank One Corporation
                                                                                1 Bank One Plaza
                                                                                Chicago, IL 60670

James S. Crown                      General Partner                             Henry Crown and
                                                                                Company
                                                                                222 North LaSalle Street
                                                                                Suite 2000
                                                                                Chicago, IL 60601

John H. Bryan                       Retired Chairman and Chief                  Sara Lee Corporation
                                    Executive Officer                           Three First National Plaza
                                                                                Suite 4400
                                                                                Chicago, IL 60602-4260

Dr. Maureen A. Fay, O. P.           President                                   University of Detroit
                                                                                Mercy
                                                                                4001 West McNichols
                                                                                Detroit, MI 48221

John R. Hall                        Retired Chairman and Chief                  Ashland, Inc.
                                    Executive Officer                           50 E. RiverCenter Blvd.
                                                                                Covington, KY 41012-0391

Laban P. Jackson, Jr.               Chairman and Chief Executive                Clear Creek Properties,
                                    Officer                                     Inc.
                                                                                2365 Harrodsburg Rd
                                                                                #B230
                                                                                Lexington, KY 40504

John W. Kessler                     Owner                                       The New Albany
                                                                                Company
                                                                                6525 W Campus Oval
                                                                                #100
                                                                                New Albany, OH 43054

Richard A. Manoogian                Chairman and Chief Executive                Masco Corporation
                                    Officer                                     21001 Van Born Road
                                                                                Taylor, MI 48180

William T. McCormick, Jr.           Chairman and Chief Executive                CMS Energy Corporation
                                    Officer                                     330 Town Center Drive
                                                                                Dearborn, MI 48126

David C. Novak                      Chairman and Chief Executive                Yum! Brands, Inc.
                                    Officer                                     1441 Gardiner Lane
                                                                                Louisville, Kentucky
                                                                                40213

John W. Rogers, Jr.                 Chairman and Chief Executive         Ariel Capital
                                    Officer                              Management, Inc.
                                                                         200 E. Randolph St.
                                                                         Suite 2900
                                                                         Chicago, IL 60601

Frederick P. Stratton, Jr.          Chairman of the Board                Briggs & Stratton
                                                                         Corporation
                                                                         12301 W. Wirth St.
                                                                         Milwaukee, WI 53222

              Executive Officers of Bank One, National Association
              ----------------------------------------------------

Name                         Title with Bank One, N.A.            Principal Occupation
----                         -------------------------            --------------------
James Dimon                  Chairman of the Board,               Chairman of the Board and
                             President, and Chief Executive       Chief Executive Officer of
                             Officer                              Bank One Corporation

Austin A. Adams              Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Linda Bammann                Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

David E. Donovan             Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Christine A. Edwards         Executive Vice President             Executive Vice President of
                                                                  and Cashier
                                                                  Bank One Corporation

Larry L. Helm                Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

David J. Kundert             Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Jay Mandelbaum               Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Sarah L. McClelland          Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Heidi G. Miller              Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Tyree B. Miller              Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Charles W. Scharf            Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

R. Michael Welborn           Executive Vice President             Executive Vice President of
                                                                  Bank One Corporation

Such employment is conducted for Bank One, N.A. at 1 Bank One Plaza, Chicago, Illinois 60670.

                   Directors of Bank One, National Association
                   -------------------------------------------

                                                                                Name, Business and
Names                               Principal Occupation                        Address where Employed
-----                               --------------------                        ----------------------
James Dimon                         Chairman of the Board                       Bank One Corporation
                                    and Chief Executive                         1 Bank One Plaza
                                    Officer                                     Chicago, IL 60670

Linda Bammann                       Executive Vice President                    Bank One Corporation
                                                                                1 Bank One Plaza
                                                                                Chicago, IL 60670

Christine A. Edwards                Executive Vice President                    Bank One Corporation
                                                                                1 Bank One Plaza
                                                                                Chicago, IL 60670

Sarah L. McClelland                 Executive Vice President                    Bank One Corporation
                                                                                1 Bank One Plaza
                                                                                Chicago, IL 60670

Heidi G. Miller                     Executive Vice President                    Bank One Corporation
                                                                                1 Bank One Plaza
                                                                                Chicago, IL 60670

Charles W. Scharf                   Executive Vice President                    Bank One Corporation
                                                                                1 Bank One Plaza
                                                                                Chicago, IL 60670

R. Michael Welborn                  Executive Vice President                    Bank One Corporation
                                                                                1 Bank One Plaza
                                                                                Chicago, IL 60670